Exhibit 99.1

MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALINGS IN SECURITIES BY A DIRECTOR OF MIX TELEMATICS

Shareholders are advised of the following information relating to dealings in securities by a director of MiX Telematics pursuant to the exercise of share options under the MiX Telematics Group Executive Incentive Scheme (“the Scheme”).

Stefan Joselowitz is exercising 2,500,000 share options (equivalent to 100,000 ADRs) granted to him in November 2012 under the Scheme.  Joselowitz' intention is to sell up to 2,000,000 of these shares (equivalent to 80,000 ADRs) to cover primarily the strike price and resultant tax implications of the transaction. At the conclusion of the transaction, Joselowitz will have increased his shareholding in MiX Telematics by at least 500,000 ordinary shares (equivalent to 20,000 ADRs), bringing his total shareholding to at least 26,842,045 ordinary shares (equivalent to 1,073,682 ADRs).

Name of director:	Stefan Joselowitz
Transaction date:	August 21, 2018
Class of securities:	Ordinary shares
Number of securities:	2,500,000 (equivalent to 100,000 ADRs)
Price per security:	R2,46
Total value:	R6,150,000.00
Nature of transaction:	Off-market exercise of the share options granted under the Scheme
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

August 22, 2018

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